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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                           (Amendment No.     )*


                           SPARTAN MOTORS, INC.
                             (Name of Issuer)


                               COMMON STOCK
                      (Title of Class of Securities)


                                846819 10 0
                              (CUSIP Number)




Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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CUSIP No. 84681910-0          13G

________________________________________________________________________________

(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                            George W. Sztykiel
________________________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group
     (a)  [   ]
     (b)  [   ]
________________________________________________________________________________

(3)  SEC Use Only
________________________________________________________________________________

(4)  Citizenship or Place of Organization       United States of America
________________________________________________________________________________

     Number of         (5) Sole Voting Power                   622,672
     Shares Beneficially________________________________________________________
     Owned by
     Each              (6) Shared Voting Power                 581,028
     Reporting          ________________________________________________________
     Person With
                       (7) Sole Dispositive Power              622,672
                        ________________________________________________________

                       (8) Shared Dispositive Power            581,028
________________________________________________________________________________

(9)  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                        1,203,700
________________________________________________________________________________

(10) Check Box if the Aggregate Amount in Row (9)
     Excludes Certain Shares                                     [   ]
________________________________________________________________________________

(11) Percent of Class Represented by Amount in Row 9              9.74%
________________________________________________________________________________

(12) Type of Reporting Person                                       IN
________________________________________________________________________________






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                               SCHEDULE 13G

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

ITEM 1(A). NAME OF ISSUER:

           Spartan Motors, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1000 Reynolds Road
           Charlotte, Michigan 48813

ITEM 2(A). NAME OF PERSON FILING:

           George W. Sztykiel

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           1000 Reynolds Road
           Charlotte, Michigan 48813

ITEM 2(C). CITIZENSHIP:

           United States of America

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common

ITEM 2(E). CUSIP NUMBER:

           846819 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR RULE 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable

ITEM 4.    OWNERSHIP.

           (a) Amount Beneficially Owned:  1,203,700
           (b) Percent of Class:  9.74%
           (c) Number of shares as to which such person has:
               (i)    Sole power to vote or to direct the vote: 622,672
               (ii)   Shared power to vote or to direct the vote: 581,028
               (iii) Sole power to dispose or to direct the disposition of: 622,672
               (iv) Shared power to dispose or to direct the disposition of: 581,028

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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON.

           The Reporting Person owns 622,672 shares of the Issuer's common stock in his own name and 581,028 shares in which he shares voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouse, children or other relatives over whom the listed person may have substantial influence by reason of relationship.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable

ITEM 10.   CERTIFICATION.

           Not applicable





















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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 23, 1997                     By /S/ GEORGE W. SZTYKIEL
                                            George W. Sztykiel
                                            Chief Executive Officer and
                                              Chairman of Board of
                                              Directors